Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2016
(millions of dollars)
Earnings, as defined:
Net income	$1,198
Income taxes	461
Fixed charges included in the determination of net income, as below	1,156
Amortization of capitalized interest	18
Distributed income of equity method investees	42
Less equity in earnings of equity method investees	76
Total earnings, as defined	$2,799

Fixed charges, as defined:
Interest expense	$1,111
Rental interest factor	33
Allowance for borrowed funds used during construction	12
Fixed charges included in the determination of net income	1,156
Capitalized interest	55
Total fixed charges, as defined	$1,211

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.31
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.